Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2010 and DECEMBER 31, 2009

(Expressed in thousands of U.S. Dollars - except share and per share data)

	June 30, 2010	December 31, 2009
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$305,599	$296,181
Restricted cash	7,298	6,818
Accounts receivable, net	21,991	12,661
Insurance claims	3,635	3,814
Due from related parties	5,989	5,359
Advances and other	8,543	6,158
Vessels held for sale	6,956	120,877
Inventories	10,457	13,014
Prepaid insurance and other	5,215	3,431
Current portion of financial instruments-Fair value	2,188	3,334

Total current assets	377,871	471,647

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	994	3,112
FIXED ASSETS
Advances for vessels under construction	122,386	49,213

Vessels	2,399,400	2,335,031
Accumulated depreciation	(368,964)	(325,066)

Vessels’ Net Book Value	2,030,436	2,009,965

Total fixed assets	2,152,822	2,059,178

DEFERRED CHARGES, net	15,253	14,783

Total assets	$2,547,940	$2,549,720

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$115,496	$172,668
Payables	26,232	29,223
Due to related parties	2,337	40
Dividend declared	5,728	—
Accrued liabilities	17,600	15,273
Accrued bank interest	5,704	6,079
Unearned revenue	4,073	11,265
Current portion of financial instruments -Fair value	31,480	29,683

Total current liabilities	208,650	264,231

LONG-TERM DEBT, net of current portion	1,351,533	1,329,906

FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	47,209	41,256

STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized; 38,183,569 issued and outstanding at June 30, 2010 and 37,671,392 issued at December 31, 2009.	38,184	37,671
Additional paid-in capital	273,900	266,706
Retained earnings	685,360	679,597

	997,444	983,974
Cost of treasury stock (nil and 754,706 shares)	—	17,863

	997,444	966,111
Accumulated other comprehensive loss	(60,292)	(57,731)
Noncontrolling interest	3,396	5,947

Total stockholders’ equity	940,548	914,327

Total liabilities and stockholders’ equity	$2,547,940	$2,549,720

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended June 30,
	2010	2009

VOYAGE REVENUES:	$112,847	$114,180

EXPENSES:
Commissions	4,103	4,245
Voyage expenses	25,475	21,334
Charter hire expense	1,389	—
Vessel operating expenses	29,387	34,879
Depreciation	22,323	23,272
Amortization of deferred dry-docking costs	1,097	1,789
Management fees	3,249	3,274
General and administrative expenses	790	896
Stock compensation expense	367	147
Foreign currency losses	402	257
Gain on sale of vessels	(5,844)	—

Total expenses	82,738	90,093

Operating income	30,109	24,087

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(21,548)	(6,045)
Interest income	683	1,133
Other, net	(71)	79

Total other expenses, net	(20,936)	(4,833)

Net income	9,173	19,254

Less: Net income attributable to the noncontrolling interest	(707)	(482)

Net income attributable to Tsakos Energy Navigation Limited	$8,466	$18,772

Earnings per share attributable to Tsakos Energy Navigation Limited common shareholders:
Basic	$0.22	$0.51

Diluted	$0.22	$0.51

Weighted average number of shares outstanding:
Basic	38,018,711	36,908,326

Diluted	38,299,288	37,152,243

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six months ended June 30,
	2010	2009

VOYAGE REVENUES:	$217,521	$240,491

EXPENSES:
Commissions	8,055	9,332
Voyage expenses	44,924	36,422
Charter hire expense	1,905	—
Vessel operating expenses	63,929	72,780
Depreciation	43,898	46,273
Amortization of deferred dry-docking costs	2,450	3,573
Management fees	6,597	6,547
General and administrative expenses	1,791	2,356
Stock compensation expense	793	193
Foreign currency losses	213	56
Gain on sale of vessels	(20,190)	—

Total expenses	154,365	177,532

Operating income	63,156	62,959

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(35,593)	(21,151)
Interest income	1,328	2,464
Other, net	(59)	187

Total other expenses, net	(34,324)	(18,500)

Net income	28,832	44,459

Less: Net income attributable to the noncontrolling interest	(911)	(1,234)

Net income attributable to Tsakos Energy Navigation Limited	$27,921	$43,225

Earnings per share attributable to Tsakos Energy Navigation Limited common shareholders:
Basic	$0.74	$1.17

Diluted	$0.73	$1.16

Weighted average number of shares outstanding:
Basic	37,734,368	36,977,844

Diluted	38,068,876	37,217,103

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars - except share and per share data)

							Accumulated
			Additional		Treasury Stock		Other	Tsakos Energy
	Comprehensive Income (Loss)	Common Stock	Paid-in Capital	Retained Earnings	Shares	Amount	Comprehensive Income (Loss)	Navigation Limited	Noncontrolling Interest	Total
BALANCE, January 1, 2009		$37,671	$265,932	$693,511	526,700	$(14,217)	$(72,239)	$910,658	$4,457	$915,115
Net income	44,459			43,225				43,225	1,234	44,459
- Purchase of Treasury stock (237,700 shares)					237,700	(3,943)		(3,943)		(3,943)
- Cash dividends declared and paid ($0.85 per share)				(31,374)				(31,374)		(31,374)
- Fair value of financial instruments	14,824						14,824	14,824		14,824
- Amortization of restricted share units			193					193		193

Comprehensive income	$59,283

BALANCE, June 30, 2009		$37,671	$266,125	$705,362	764,400	$(18,160)	$(57,415)	$933,583	$5,691	$939,274

BALANCE, January 1, 2010		$37,671	$266,706	$679,597	754,706	$(17,863)	$(57,731)	$908,380	$5,947	$914,327
Net income	28,832			27,921				27,921	911	28,832
- Proceeds from Stock Issuance Program			(132)	(5,036)	(754,706)	17,863		12,695		12,695
- Issuance of 67,050 shares of restricted share units		67	(67)					—		—
- Issuance of common stock (445,127 shares)		446	6,600					7,046		7,046
- Cash dividends paid ($0.30 per share)				(11,394)				(11,394)		(11,394)
- Cash dividends declared ($0.15 per share)				(5,728)				(5,728)		(5,728)
- Distribution from Subsidiary to Noncontrolling Interest Owners								—	(3,462)	(3,462)
- Fair value of financial instruments	(2,561)						(2,561)	(2,561)		(2,561)
- Amortization of restricted share units			793					793		793

Comprehensive income	$26,271

BALANCE, June 30, 2010		$38,184	$273,900	$685,360	—	$—	$(60,292)	$937,152	$3,396	$940,548

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30,
	2010	2009
Cash Flows from Operating Activities:

Net income	$28,832	$44,459
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	43,898	46,273
Amortization of deferred dry-docking costs	2,450	3,573
Amortization of loan fees	607	430
Stock compensation expense	793	193
Change in fair value of derivative instruments	8,454	(9,107)
Gain on sale of vessels	(20,190)	—
Payments for dry-docking	(3,019)	(424)
(Increase) Decrease in:
Receivables	(17,752)	9,189
Inventories	2,557	(2,506)
Prepaid insurance and other	(1,784)	(8,142)
Increase (Decrease) in:
Payables	4,892	3,126
Accrued liabilities	1,952	(8,041)
Unearned revenue	(7,192)	(5,407)

Net Cash provided by Operating Activities	44,498	73,616

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(93,478)	(2,398)
Vessel acquisitions and/or improvements	(44,065)	(1,530)
Proceeds from sale of vessels	134,112	—

Net Cash used in Investing Activities	(3,431)	(3,928)

Cash Flows from Financing Activities:
Proceeds from long-term debt	79,000	5,000
Financing costs	(641)	(38)
Payments of long-term debt	(114,545)	(42,157)
Increase in restricted cash	(480)	(681)
Purchase of treasury stock	—	(3,943)
Cash dividend	(11,394)	(31,374)
Proceeds from stock issuance program, net	19,873	—
Distribution from subsidiary to noncontrolling interest owners	(3,462)	—

Net Cash used in Financing Activities	(31,649)	(73,193)

Net increase/(decrease) in cash and cash equivalents	9,418	(3,505)
Cash and cash equivalents at beginning of period	296,181	312,169

Cash and cash equivalents at end of period	$305,599	$308,664

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six months ended June 30, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

The consolidated balance sheet as of December 31, 2009 has been derived from the audited financial statements at that date, but does not include all of the footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009.

2.	Recent Accounting Pronouncements:

In January 2010, the FASB issued an Accounting Standards Update (ASU) No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” The updated guidance requires new disclosures to separately disclose the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements. The updated guidance also clarifies existing disclosures related to the level of disaggregation, and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods with those fiscal years. We do not expect the adoption of this guidance to have an effect on our consolidated statement of financial position, results of operations or cash flows.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Tsakos Shipping and Trading S.A. (commissions)	1,789	1,454	3,436	3,036
Tsakos Energy Management Limited (management fees)	3,156	3,181	6,412	6,362
Argosy Insurance Company Limited	2,068	2,780	4,512	4,923
AirMania Travel S.A.	102	41	223	181

Total expenses with related parties	7,115	7,456	14,583	14,502

Balances due from and to related parties are as follows:

	June 30, 2010	December 31, 2009
Due from related parties
Tsakos Shipping and Trading S.A.	5,989	2,681
Argosy Insurance Company Limited	—	2,678

Total due from related parties	5,989	5,359

Due to related parties
Tsakos Energy Management Limited	255	22
Argosy Insurance Company Limited	2,082	—
AirMania Travel S.A.	—	18

Total due to related parties	2,337	40

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. From January 1, 2009, monthly management fees for operating vessels were $23.7 per owned vessel and $17.5 for chartered-in vessels or for owned vessels chartered out on a bare-boat basis. From January 1, 2010, monthly fees for operating vessels and for chartered-in vessels or for owned vessels chartered out on a bare-boat basis were $24.0 and $17.7 respectively. From July 1, 2010, the monthly management fee for operating vessels is $27.0 per owned vessel except for the LNG carrier which bears a monthly fee of $32.0. The monthly management fee for chartered-in vessels or for owned vessels chartered out on a bare-boat basis is $20.0.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing board, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated as at June 30, 2010 to pay the Management Company an amount of approximately

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties (continued)

$135,811 calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels as at June 30, 2010, scheduled for future delivery, are:

Period/Year	Amount

July to December 2010	7,314
2011	14,743
2012	14,820
2013	14,841
2014	14,904
2015 to 2020	79,355

145,977

Management fees for vessels are separately reflected in the accompanying Consolidated Statements of Income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $17.7 per vessel in the first half of 2010 and $20.0 from July 1, 2010 and $17.5 in 2009. These fees in total amounted to $380 and $420 during the six months ended June 30, 2010 and 2009, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): The Management Company has appointed Tsakos Shipping to provide technical management to the Company’s vessels. Tsakos Shipping, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager. Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company and are also shareholders of the Holding Company.

The Management Company, at its own expense, pays technical management fees to Tsakos Shipping, and the Company bears and pays directly to Tsakos Shipping most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of Tsakos Shipping personnel sent overseas to supervise repairs and perform inspections on Company vessels. Tsakos Shipping also provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions in the accompanying Consolidated Statements of Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties (continued)

this service, Tsakos Shipping may charge brokerage commission. In 2010, this commission was up to 1% of the sale price of the vessel. Commissions due to Tsakos Shipping by the Company have been netted-off against amounts due from Tsakos Shipping for advances made, and the net amount is included in Due from related Companies.

(c)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(d)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

4.	Vessels

Acquisitions

In the first six months of 2010, there was a scheduled delivery of the newly constructed vessel Sapporo Princess at a total cost of $64,328 of which $44,024 was paid within 2010.

Sales

During the six months ended June 30, 2010, the Company sold four vessels, the suezmax Decathlon, the aframax tankers Marathon and Parthenon and the panamax Hesnes realizing gains of $20,190 in total, which is separately reflected in the accompanying Consolidated Statements of Income. There were no sales of vessels during the first half of 2009.

Charters-out

The future minimum revenues, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Period/Year	Amount

July to December 2010	110,712
2011	108,616
2012	30,997
2013	15,435
2014	437

Total	266,197

These amounts do not assume any off-hire.

Charter hire expense

The suezmax Nordic Passat was chartered by the Company from March 2 to June 13, 2010. The total amount of hire charged to June 30, 2010 was $1,755. Another vessel was chartered from January 30, 2010 to February 9, 2010 at a cost of $150.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

5.	Deferred Charges

Deferred charges consisted of dry-docking and special survey costs, net of accumulated amortization, amounting to $11,346 at June 30, 2010 and $10,778 at December 31, 2009, and loan fees, net of accumulated amortization, amounting to $3,907 at June 30, 2010 and $4,005 at December 31, 2009. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Income, while amortization of loan fees is included in Interest and finance costs, net.

6.	Long –Term Debt

Facility	June 30, 2010	December 31, 2009
(a) Credit Facilities	1,178,314	1,285,213
(b) Term Bank Loans	288,715	217,361

Total	1,467,029	1,502,574
Less – current portion	(115,496)	(172,668)

Long-term portion	1,351,533	1,329,906

(a)	Credit facilities

As at June 30, 2010, the Company had seven open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. The aggregate available unused amount under these facilities at June 30, 2010 is $32,522. Interest is payable at a rate based on LIBOR plus a spread. At June 30, 2010, interest on these facilities ranged from 0.88% to 5.19%.

(b)	Term bank loans

Term loan balances outstanding at June 30, 2010 amounted to $288,715. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments due at maturity between May 2014 and April 2022. Interest rates on the outstanding loans as at June 30, 2010, are based on LIBOR plus a spread. At June 30, 2010, interest on these term bank loans ranged from 0.96% to 2.89%. One bank loan includes an option to convert the loan into Euro, Yen or Swiss Francs at the applicable spot rates of exchange.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended June 30, 2010	1.53%
Three months ended June 30, 2009	2.79%

Six months ended June 30, 2010	1.55%
Six months ended June 30, 2009	3.35%

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels, and to assignments of earnings and insurances of the

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long –Term Debt (continued)

respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, a minimum hull value in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

The annual principal payments required to be made after June 30, 2010, including balloon payments totaling $689,394 due through April 2022, are as follows:

Period/Year	Amount

July to December 2010	60,586
2011	109,487
2012	109,487
2013	145,830
2014	108,222
2015	228,580
2016 and thereafter	704,837

1,467,029

7.	Interest and Finance Costs, net

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Interest expense	15,463	13,400	29,000	30,896
Less: Interest capitalized	(725)	(536)	(1,183)	(1,107)

Interest expense, net	14,738	12,864	27,817	29,789

Bunkers swap cash settlements	(685)	(123)	(1,418)	(123)
Amortization of loan fees	319	224	607	430
Bank charges	89	116	133	162

Sub-total	14,461	13,081	27,139	30,258

Amortization of deferred loss on undesignated cash flow hedge	443	—	477	—
Change in fair value of non-hedging financial instruments	6,644	(7,036)	7,977	(9,107)

Sub-total	7,087	(7,036)	8,454	(9,107)

Net total	21,548	6,045	35,593	21,151

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

7.	Interest and Finance Costs, net (continued)

As of June 30, 2010, the Company was committed to thirteen floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating $889,109 on which it pays fixed rates averaging 4.67% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (see Note 12).

As at June 30, 2010, and December 31, 2009, the Company held ten and eleven interest rate swap agreements respectively, in order to hedge its exposure to interest rate fluctuations associated with its debt. The fair value of such financial instruments as of June 30, 2010 and December 31, 2009 in aggregate amounted to $53,860 (negative) and $59,063 (negative), respectively. As of March 24, 2010, the Company removed from designation as a cash flow hedge a part of one hedging interest rate swap. This interest rate swap is associated with a secured term loan facility for certain held-for-sale vessels. Under the terms of the facility, a vessel sale will permanently reduce the debt balance by an amount equivalent to the relevant fraction of the facility computed by taking the fair market value of the vessel sold divided by the fair market value of all the vessels secured under the facility. When an agreement to sell one of those vessels was reached on March 24, 2010, the hedge became ineffective and it was determined by management that the future cash flows associated with the repayment of the related financing of such vessel would be probable of not occurring. As such, the changes in fair value during the first quarter of 2010 on that ineffective part of $143 (positive) have been included directly in earnings for the period with the remaining change in fair value (for those vessels under the facility which were not sold) reflected directly in Accumulated other comprehensive loss in Stockholder’s Equity. In addition, the loss within Accumulated other comprehensive loss that was considered to be directly related to the portion of the loan to be prepaid on the sale of the vessel was immediately charged to income and amounted to $428. The remaining loss included in Accumulated other comprehensive loss related to the portion of the loan that will not be prepaid, and for which the associated future cash flows are deemed probable of occurring ($6,909 at March 24, 2010) will be amortized to income over the term of the financial instrument provided that the variable-rate interest obligations continue. The amount of such loss amortized during the six months ended June 30, 2010 was $477.

At June 30, 2010, the Company held two other interest rate swaps that did not meet hedge accounting criteria. As such, the changes in their fair values during the first half of 2010 have been included in change in fair value of non-hedging financial instruments in the table above, and amounted to $1,942 (negative).

During the first half of 2010 and 2009, the Company entered into seven and three bunker swap agreements, respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of these financial instruments as of June 30, 2010 was $3,182 (positive), and the changes in their fair values during the first half of 2010 amounting to $3,264 (negative) have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreement do not meet the hedging criteria.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

8.	Stockholders’ Equity

On December 4, 2009, the Company entered into a distribution agency agreement with a Bank for the offer and sale of up to three million common shares. In accordance with the terms of the distribution agency agreement, the shares may be offered and sold at any time and from time to time through the sales agent by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices prevailing at the time of sale or as otherwise agreed with the Bank. Under this program, during the six months ended June 30, 2010, the Company sold all of its 754,706 treasury shares remaining at December 31, 2009 for net proceeds of $12,827 before the issuance and sale of 445,127 new shares for net proceeds of $7,046.

In 2004, the shareholders approved a share-based incentive plan providing for the granting of up to 1,000,000 of stock options or other share-based awards to directors and officers of the Company, crew members and to employees of the related companies (the “2004 Plan”). As at June 30, 2010, 727,450 restricted share units (“RSUs”) had been issued to directors, officers and seafarers employed by the Company and to staff of the commercial and technical managers (who are considered as non-employees for accounting purposes), of which 378,700 had vested and 16,300 forfeited).

In the six months ended June 30, 2010, 67,050 RSUs vested. The number of RSU’s granted and outstanding as at June 30, 2010 was 332,450 and as at December 31, 2009 was 399,500. Of the outstanding RSUs as at June 30, 2010, 277,450 will vest on December 31, 2010, and 55,000 will vest on December 31, 2011. On July 1, 2010, a further 145,000 RSU’s were issued, vesting 50% on June 30, 2011 and 50% on June 30, 2012.

Total compensation expense recognized in the six months ended June 30, 2010 and 2009 amounted to $793 and $193, respectively. As at June 30, 2010, the total compensation cost related to the non-vested RSUs not yet recognized is $589 ($1,484 at December 31, 2009) and the weighted average remaining contractual life of outstanding grants is 0.7 years.

In the first six months of 2010 and 2009, Accumulated other comprehensive loss increased with unrealized losses of $2,561, and decreased with unrealized gains of $14,824, respectively, that resulted from the changes in the fair value of financial instruments.

On June 4, 2010, the Board of Directors resolved that a dividend of $0.15 cents per share will be paid on July 15, 2010 to shareholders of record on July 12, 2010.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

9.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing, and the exercise of all RSUs (See Note 8) using the treasury stock method.

	Three months ended June 30,		Six months ended June 30.
	2010	2009	2010	2009
Net income available to common stockholders	$8,466	$18,772	$27,921	$43,225

Weighted average common shares outstanding	38,018,711	36,908,326	37,734,368	36,977,844

Dilutive effect of RSUs	280,577	243,917	334,508	239,259

Weighted average common shares – diluted	38,299,288	37,152,243	38,068,876	37,217,103

Basic earnings per common share	$0.22	$0.51	$0.74	$1.17

Diluted earnings per common share	$0.22	$0.51	$0.73	$1.16

For the six months ended June 30, 2010 and 2009, there were no RSUs considered anti-dilutive which would have resulted in their exclusion from the computation of diluted earnings per common share.

10.	Noncontrolling Interest in Subsidiary

An affiliate of Flota Petrolera Ecuatoriana (“Flopec”) owns 49% of Mare Success S.A., the holding-company of two Panamanian registered companies which own respectively the vessels Maya and Inca. Mare Success S.A. is fully consolidated in the accompanying financial statements. On January 22, 2010, Mare Success declared dividends of $7,064 to its shareholders, and on January 26, 2010, Mare Success paid the non-controlling interest $3,462.

11.	Commitments and Contingencies

As at June 30, 2010, the Company had under construction one aframax and two suezmax tankers. The total contracted amount remaining to be paid for the three vessels under construction, plus the extra costs agreed as at June 30, 2010 was $124,642. Scheduled remaining payments as of June 30, 2010 were $64,442 in 2010 and $60,200 in 2011.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

12.	Financial Instruments

(a)	Interest rate risk: The Company’s interest rates and loan repayment terms are described in Notes 6 and 7.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $80,319 as compared to its carrying amount of $90,186 (Note 6). The fair value of the investment equates to the amounts that would be received by the Company in the event of sale of that investment.

The fair values of the one long-term bank loan with a fixed interest rate discussed above, the interest rate swap agreements and bunker swap agreements discussed in Note 7 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined. The fair value of the investment is determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and is determined by the Company’s own data.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

13.	Subsequent Events

(a)	On July 2, 2010, the Company took delivery of the newbuilding aframax vessel Uraga Princess.

(b)	On July 19, 2010 the Company signed agreements to purchase two panamax tankers, World Harmony and Chantal, from affiliated companies for $54.5 million each which were delivered to the Company on July 23, 2010 and August 10, 2010. On July 19, 2010, the Company exercised an option to purchase a further two panamax tankers for $54.5 million each for delivery in the fourth quarter of 2010.

(c)	On July 20, 2010, the Company signed an agreement to sell the panamax Victory III for $7,180 before commission and expenses which approximates the vessel’s carrying value. The vessel was delivered August 4, 2010.

(d)	On July 22, 2010, the Company signed a seven year loan agreement amounting to $70 million to finance the acquisition of the two panamax tankers purchased per Note 13(b), and drew down $35 million on July 23, 2010 and $35 million on August 10, 2010.